SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ELECTRONIC ARTS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

285512109

(CUSIP Number of Class of Securities (Underlying Common Stock))

Stephen G. Bené, Esq.

Senior Vice President, General Counsel and Secretary

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

Telephone: (650) 628-1500

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Jeffrey R. Vetter, Esq.

Fenwick & West LLP

801 California St.

Mountain View, CA 94041

Telephone: (650) 988-8500

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On July 29, 2009, the stockholders of Electronic Arts Inc. (“EA”) at its Annual Meeting of Stockholders approved a voluntary stock option exchange program for eligible employees (the “Exchange Program”). In connection with the stockholder approval of the Exchange Program, EA is providing the following documents to its employees:

A.	An email from Gabrielle Toledano, EA’s Executive Vice President of Human Resources, dated July 29, 2009 regarding the stockholder approval of the Exchange Program; and

B.	A summary overview document containing information regarding the Exchange Program, dated July 29, 2009, which was attached to the email referenced above.

The Exchange Program has not yet commenced. Upon commencement of the Exchange Program, EA will provide employees who are eligible to participate with written materials explaining the precise terms and timing of the Exchange Program. EA will also file these written materials with the SEC as part of a tender offer statement on Schedule TO. EMPLOYEES WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE PROGRAM ARE URGED TO READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE PROGRAM. EA’s employees will be able to obtain the written materials described above and other documents filed by EA with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, EA’s employees may obtain free copies of documents filed by EA with the SEC at http://investor.ea.com, or by directing a request to Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, California 94065, attention: Investor Relations, telephone: (650) 628-7352.

Item 12.	Exhibits.

Exhibit Number	Description
99.1	Email from Gabrielle Toledano, EA’s Executive Vice President of Human Resources, to employees of EA dated July 29, 2009 regarding the stockholder approval of the Exchange Program.

99.2	A summary overview document containing information regarding the Exchange Program, dated July 29, 2009, which was attached to the email referenced above.